SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No._)*


                        Trycera Financial, Inc.
                            (Name of Issuer)


                 Common Stock, par Value $.001 per share
                     (Title of Class of Securities)


                               89845Q 10 4
                             (CUSIP Number)


                                Ray Smith
                          1317 S. Westgate Ave.
                                Suite 205
                         Los Angeles, CA 90025
                             (626) 864-4070

       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)


                             October 2, 2009
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89845Q 10 4                                           Page 2 of 4
                               SCHEDULE 13D

1    NAME OF REPORTING PERSONS

     Ray Smith

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)    [ ]
     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [X]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF           7  Sole Voting Power          16,000,000
SHARES
BENEFICIALLY        8  Shared Voting Power        0
OWNED BY
EACH                9  Sole Dispositive Power     16,000,000
REPORTING
PERSON              10 Shares Dispositive Power   0
WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.8% Based upon 43,429,302 shares of common stock, par value $.001, outstanding

14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 89845Q 10 4                                           Page 3 of 4
                               SCHEDULE 13D

Item 1. Security and Issuer.

     Common Stock, par value $.001 per share (the "Common Stock") of Trycera Financial, Inc. whose principal executive offices are located at 1656 Reunion Avenue, Suite 250, South Jordan, UT 84095 (the "Company").

Item 2. Identity and Background.

     (a)  Name:                  Ray Smith
     (b)  Business Address:      1317 S. Westgate Ave., Suite 205
                                 Los Angeles, CA 90025
     (c)  Employment:            President and Chief Executive Officer
     (d)  Criminal Proceedings:  None
     (e)  Civil Proceedings:     On April 14, 2008, the California
                                 Department of Corporations issued a desist
                                 and refrain order against Mr. Smith, CRS
                                 Corporation and others alleging that the
                                 parties had violated Section 25110 of the
                                 California Securities Act of 1968 by
                                 making general solicitations in connection
                                 with the sale of the common stock by CRS
                                 Corporation.  The alleged violation took
                                 place in or about September 2006.
     (f)  Citizenship:           United States of America

Item 3. Source and Amount of Funds or Other Consideration.

     On October 2, 2009, the Company issued 16,000,000 shares to Mr. Smith as a signing bonus for entering into an employment agreement dated
October 1, 2009 with the Company.

Item 4. Purpose of Transaction.

     The acquisition of the 16,000,000 shares directly owned by Mr. Smith was for investment purposes

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Smith beneficially owns an aggregate of 16,000,000 shares of Common Stock, representing approximately 36.8% of the outstanding shares of Common Stock (based on 43,429,302 outstanding shares).

     (b) Mr. Smith has the sole right to vote and dispose of all 16,000,000 shares of Common Stock beneficially owned by him; he does not share the power to vote, or to direct the vote, or to dispose, or direct the disposition, of any shares.

     (c) As reported above in response to Item 3, Mr. Smith received 16,000,000 shares in connection with the execution of his employment agreement dated October 1, 2009.

     (d)  Not Applicable

     (e)  Not Applicable.

CUSIP 89845Q 10 4                                               Page 4 of 4
                               SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Smith entered into an Employment Agreement dated October 1, 2009, with the Issuer. The agreement provides that Mr. Smith provide services as President and Chief Executive Officer. Mr. Smith received 16,000,000 shares as a signing bonus. He is also eligible to receive performance bonuses and participate in the Stock Option/Stock Issuance Plan as may be determined by the Compensation Committee and/or the Board of Directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Employment Agreement dated October 1, 2009.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2009

/s/ Ray Smith
Ray Smith